10029096

SEC ISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~874114~~ 47114

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quiet Light Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd, Suite 2020A
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Jansing 312-296-7256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon & Co.
(Name – *if individual, state last, first, middle name*)

6412 Joliet Road, Suite 1 (Address) Countryside (City) Illinois (State) 60525 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Halston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quiet Light Securities, LLC, as of February 26, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CHRISTINA SANTIAGO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-6-2010

Christina Santiago
Notary Public

Signature

CWO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUIET LIGHT SECURITIES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ■ COUNTRYSIDE, ILLINOIS 60525

February 3, 2010

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Auditor's Report

Gentlemen:

We have audited the accompanying statements of financial condition of Quiet Light Securities, LLC as of December 31, 2009 and 2008 and the related statements of income, changes in member's equity and accumulated other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The detailed information included in the reports (shown on pages sixteen and seventeen) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter Shannon & Co.
Certified Public Accountants

Index

Exhibit I

Quiet Light Securities, LLC
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Current Assets		
Cash and Cash Equivalents	$ 189,703	$ - 0 -
Securities Owned (at Fair Value) (Notes 3 and 5)	311,205,138	1,176,996,447
Receivable from Clearing Organizations (Note 4)	41,133,969	
Prepaid Expenses and Miscellaneous	721,911	59,500
	$ 353,250,721	$ 1,177,055,947
Property and Equipment (Notes 2 and 6)		
(Net of Accumulated Depreciation of $804,179 in 2009 and $774,217 in 2008)	$ 12,128	$ 7,921
Other Assets		
Chicago Mercantile Exchange Deposit (Note 7)	$ 534,955	$ 532,257
Insors Integrated Communications, Inc. Options (Note 8)	2,000	2,000
O'Connor & Company LLC Preferred Stock (Note 8)	10,000	10,000
Investments (Notes 3 and 9)	4,787,623	2,965,776
Exchange Memberships (Note 10)	1,827,809	1,827,809
	$ 7,162,387	$ 5,337,842
Total Assets	$ 360,425,236	$ 1,182,401,710
Liabilities and Member's Equity		
Current Liabilities		
Book Overdraft	$	$ 12,539
Accounts Payable	92,818	164,418
Payable to Clearing Organizations (Note 4)		163,729,412
Securities Sold, Not Yet Purchased, at Fair Value (Notes 3 and 5)	313,093,916	953,897,383
Accrued Expenses and Miscellaneous	931,415	7,984,476
Due to Quiet Light Trading, LLC		10,188,765
	$ 314,118,149	$ 1,135,976,993
Member's Equity		
Member's Equity	$ 41,815,162	$ 43,754,639
Accumulated Other Comprehensive Income (Note 18)	4,491,925	2,670,078
	$ 46,307,087	$ 46,424,717
Total Liabilities and Member's Equity	$ 360,425,236	$ 1,182,401,710

The accompanying notes are an integral part of these financial statements.

Exhibit II

Quiet Light Securities, LLC
Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Net Trading Revenue	$ 8,493,489	$ 34,068,636
Other Income	113,869	47,599
	$ 8,607,358	$ 34,116,235
Expenses		
Compensation and Benefits	$ 2,872,917	$ 9,556,119
Trading Expenses	1,886,523	2,342,522
Software and Internet Expense	21,881	26,058
Dues and Subscriptions	14,344	11,915
Storage Expense	10,645	8,078
Professional Fees	181,854	111,186
Contributions	30,236	20,650
Meetings Expense	158,295	57,741
Telephone Expense	26,630	23,704
Office Meals	120,333	106,556
Rent Expense	209,812	214,157
Office Supplies and Expense	25,494	33,357
Depreciation Expense	270,682	255,190
Other Expenses	78,942	189,560
	$ 5,908,588	$ 12,956,793
Net Income	$ 2,698,770	$ 21,159,442

The accompanying notes are an integral part of these financial statements.

Exhibit III

Quiet Light Securities, LLC
Statements of Changes in Member's Equity and
Accumulated Other Comprehensive Income
Years Ended December 31, 2009 and 2008

	2009		2008	
	Member's Equity	Accumulated Other Comprehensive Income	Member's Equity	Accumulated Other Comprehensive Income
Beginning of Year	$ 43,754,639	$ 2,670,078	$ 39,021,865	$ 9,966,270
Net Income	2,698,770		21,159,442	
Member's (Distributions)	(4,638,247)		(16,426,668)	
Other Comprehensive Income (Loss) (Note 18)		1,821,847		(7,296,192)
End of Year	$ 41,815,162	$ 4,491,925	$ 43,754,639	$ 2,670,078

The accompanying notes are an integral part of these financial statements.

Exhibit IV

Quiet Light Securities, LLC
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Operating Activities		
Net Income	$ 2,698,770	$ 21,159,442
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities		
Depreciation	270,682	255,190
Changes in Operating Assets and Liabilities		
(Increase) Decrease in Securities Owned	865,791,309	(974,106,842)
(Increase) Decrease in Prepaid Expenses	(662,411)	16,000
Increase (Decrease) in Accounts Payable, Accrued Expenses, Payable to Clearing Organizations, and Securities Sold, Not Yet Purchased	(811,670,079)	965,038,546
Receivable from Clearing Organizations	(41,133,969)	
Net Cash Provided by Operating Activities	$ 15,294,302	$ 12,362,336
Investing Activities		
(Acquisition) of Property and Equipment	$ (274,889)	$ (248,043)
Exchange Memberships		(662,800)
Chicago Mercantile Exchange Deposit	(2,698)	(14,617)
Chicago Mercantile Exchange Holdings, Inc. Common Stock and The Chicago Board of Trade Holdings, Inc. Common Stock		2,729,500
Due to/(from) Quiet Light Trading, LLC	(10,188,765)	2,260,292
Net Cash Provided (Used) by Investing Activities	$ (10,466,352)	$ 4,064,332
Financing Activities		
Member's (Distributions)	$ (4,638,247)	$ (16,426,668)
Net Cash (Used) by Financing Activities	$ (4,638,247)	$ (16,426,668)
Increase in Cash and Cash Equivalents (Note 2)	$ 189,703	$ - 0 -
Cash and Cash Equivalents - Beginning of Year	- 0 -	- 0 -
Cash and Cash Equivalents - End of Year	$ 189,703	$ - 0 -

The accompanying notes are an integral part of these financial statements.

Note 1 **Company's Activities**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a non-clearing member firm of The Chicago Mercantile Exchange, The Chicago Board of Trade, and The Chicago Board Options Exchange. The Company is a single member limited liability company (LLC). The Company is primarily engaged in the business of options market-making and other trading and arbitrage activities for its proprietary accounts.

Note 2 **Summary of Significant Accounting Policies**

Revenue and Cost Recognition

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its Receivables from Clearing Organizations separately although these accounts are considered the equivalent of cash. Many of the Company's options contracts expire (mature) in three months or less, and the Company has therefore classified these securities separately as appropriate.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2009 and 2008

Note 2 **Summary of Significant Accounting Policies (Continued)**

Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets are recognized based on the excess of the asset's carrying amount over the fair value of the asset. In management's opinion, no impairment exists.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2009 and 2008.

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 **Fair Values**

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short period of time to maturity.

Note 3 **Fair Values (Continued)**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Securities Owned	$ 311,205,138	$	$	$	$ 311,205,138
Investments	4,787,623				4,787,623
Totals	$ 315,992,761	$	$	$	$ 315,992,761
Liabilities					
Securities Sold, Not Yet Purchased	$ 313,093,916	$	$	$	$ 313,093,916
Totals	$ 313,093,916	$	$	$	$ 313,093,916

Quiet Light Securities, LLC
Notes to Financial Statements
December 31, 2009 and 2008

Note 3 **Fair Values (Continued)**

Fair Value Measurements on a Recurring Basis
As of December 31, 2008

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Securities Owned	$ 1,176,996,447	$	$	$	$ 1,176,996,447
Investments	2,965,776				2,965,776
Totals	$ 1,179,962,223	$	$	$	$ 1,179,962,223
Liabilities					
Securities Sold, Not Yet Purchased	$ 953,897,383	$	$	$	$ 953,897,383
Totals	$ 953,897,383	$	$	$	$ 953,897,383

Note 4 **Receivable / Payable with Clearing Organizations**

The Company clears certain of its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount receivable / payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

Note 5 **Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at fair values as follows:

	Assets	Liabilities
Options and Stocks	$ 311,205,138	$ 313,093,916

Note 6 **Property and Equipment**

	2009	2008
Assets		
Office Furniture and Equipment	$ 816,307	$ 782,138
Accumulated Depreciation and Amortization		
Office Furniture and Equipment	804,179	774,217
Net Property and Equipment	$ 12,128	$ 7,921

Note 7 **Chicago Mercantile Exchange Deposit**

The Company maintains a security deposit with the Chicago Mercantile Exchange in order to be a non-clearing member firm at the Chicago Mercantile Exchange.

Note 8 **Common Stock, Preferred Stock, and Limited Liability Company Membership Interest**

The Company owns 200,000 options ($2,000) of Insors Integrated Communications, Inc., Class B non-voting common capital stock in connection with its financing agreement with Insors. The Company owns one share ($10,000) of O'Connor & Company LLC Class A preferred stock. The Company owns a 1/5 of one unit limited liability company membership interest in Gelber Securities, LLC.

Note 9 **Investments**

The Company reports on its statements of financial condition certain investments in the Chicago Mercantile Exchange Holdings, Inc. as summarized below.

The fair value and cost basis of the Chicago Mercantile Exchange ("CME") Holdings, Inc. common stock is as follows:

	Fair Value	Cost
Total Investment in Shares of CME Holdings, Inc.	$ 4,787,623	$ 295,698

Fair value for the shares of CME Holdings, Inc. was determined from the New York Stock Exchange based upon the December 31, 2009 closing price. The investment in the shares of CME Holdings, Inc. is recorded at fair value.

The Company owns 14,251 shares, held for investment, of CME Holdings, Inc. As of December 31, 2009, some of the shares in CME Holdings, Inc. have been assigned to the CME for membership purposes. The Company operates as an "inactive" clearing member firm at the CME.

Each of the Companys' CME memberships are attached with a "B Share" of CME Holdings, Inc. The Company owns one of each of the following: B-1, B-2, B-3, and B-4. Class B Shares in CME Holdings, Inc. cannot be sold or transferred separately from the sale of the associated membership (CME, IMM, IOM, or GEM) in the Exchange. That is, Class B Shares must be sold or transferred with the associated CME, IMM, IOM, or GEM membership. Further, no membership in the Exchange may be sold unless the purchaser also acquires the associated Class B Share. Class B Shares and the associated membership may, however, be sold separately from Class A Shares at any time unless the shares are assigned for clearing purposes.

On July 12, 2007 CBOT Holdings, Inc. merged into Chicago Mercantile Exchange Holdings, Inc., to form CME Group. Each share of CBOT Holdings Class A Common Stock was exchanged for .3750 of a share of CME Holdings Class A Common Stock.

Note 10 **Exchange Memberships**

Chicago Board of Trade (CBOT) and CME Memberships

	Fair Value	Cost
CBOT Full Member (Professional Firm)	$ 534,000	$ 769,703
CME Memberships	1,691,500	1,058,106
Total	$ 2,225,500	$ 1,827,809

Note 10 **Exchange Memberships (Continued)**

Chicago Board of Trade (CBOT) and CME Memberships (Continued)

Fair values for the Chicago Mercantile exchange memberships and for the Chicago Board of Trade exchange memberships were determined from the December 31, 2009 last sale price.

The exchange membership in the CBOT and CME are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2009 and 2008.

Note 11 **Related Parties**

The Company shares its office, facilities, and support services and associated costs among related companies.

Note 12 **Lease Obligations**

The Company entered into a lease for the space occupied in the Chicago Board of Trade Building. The lease is for a term beginning June 1, 2006 through May 31, 2011. The future payments are as follows:

	Annual	Monthly
June 1, 2006 – May 31, 2007	$ 192,250	$ 16,021
June 1, 2007 – May 31, 2008	192,250	16,021
June 1, 2008 – May 31, 2009	192,250	16,021
June 1, 2009 – May 31, 2010	192,250	16,021
June 1, 2010 – May 31, 2011	192,250	16,021

In addition to the above base rental, the Company will be responsible for its proportionate share of escalation allocations, real estate taxes, and operating expenses. The Company also subleases space to its affiliated entities, but future payments on those arrangements have not been netted in the amounts reported above.

The Company has entered into various other leases for month-to-month booth space and seat leases on various exchange floors and leases for the rental of equipment.

Note 13 **Profit Sharing Retirement Plan**

The Company has established a 401(k) profit sharing retirement plan effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis. For the plan years 2009 and 2008, the Company contributed $ - 0 - and $ - 0 - , respectively.

Note 14 **Financial Instruments – Accounting Policies**

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Note 14 **Financial Instruments – Accounting Policies (Continued)**

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments, except for equity securities classified as available-for-sale, are recorded at fair value with changes in fair values reflected in earnings.

The Company's investment in Chicago Mercantile Exchange Holdings, Inc. common stock has been classified as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Fair values of options contracts are recorded in Securities Owned or Securities Sold, Not Yet Purchased as appropriate. Open equity in futures transactions are recorded as Receivables from and Payables to Clearing Organizations in the statements of financial condition.

Premiums for written and purchased option contracts are reported on a gross basis in the statements of financial condition at fair value.

The financial instruments of the Company are reported in the Statements of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 15 **Financial Instruments with Off-Balance-Sheet Risk**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage market risks and are subject to varying degrees of market risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Futures contracts and options on futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the Statements of Financial Condition. At December 31, 2009 and 2008, the Company had commitments to enter into future resale and repurchase agreements. At December 31, 2009 and 2008, the Company had also borrowed securities and pledged securities against those borrowed securities.

Note 15 **Financial Instruments with Off-Balance-Sheet Risk (Continued)**

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009 and 2008, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

Note 16 **Derivative Financial Instruments**

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are generally executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. As of December 31, 2009 and 2008, the Company reported $185.3 million and $333.0 million of notional value in long futures contracts and $740.1 million and $296.8 million in short futures contracts, respectively.

Substantially all of the Company's options contracts expire within one year. Options contracts are classified on the statements of financial condition as Securities Owned (Assets) and Securities Sold, Not Yet Purchased, at Fair Value (Liabilities).

Note 17 **Concentrations of Risk**

The Company is engaged in various trading activities exclusively through regulated exchanges in the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchange and its clearing firms. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company may hold significant amounts of money in various banks in excess of the amount covered under FDIC insurance.

Note 18 **Other Comprehensive Income (Loss)**

The components of other comprehensive income (loss) are as follows:

	2009	2008
Unrealized Gains (Losses) on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ 1,821,847	$(7,296,192)
Adjustments for Gains Realized and Included in Net Income	- 0 -	- 0 -
Total Other Comprehensive Income (Loss)	$ 1,821,847	$(7,296,192)

Accumulated Other Comprehensive Income presented in the accompanying statements of financial condition consists of the accumulated net unrealized gains (losses) on assets classified as available-for-sale investments.

Note 19 Guarantees

Derivative Contracts

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 20 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used.

At December 31, 2009, the Company had net capital of $42,715,008 which was $42,615,008 in excess of its required net capital of $100,000.

Note 21 **Collateral**

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2009, consist of the following:

Financial Statement Classification	Carrying Amount
Securities Owned	$ - 0 -

Note 22 **Member's Equity (Deficit)**

The Company is a Limited Liability Company. Member's Equity (Deficit) represents member's contributions, distributions and operating income or loss. Current operating income or loss is assigned to each member based on the Company's operating or other appropriate agreement.

Note 23 **Subsequent Events**

Management has evaluated subsequent events through February 3, 2010 the date on which the financial statements were available to be issued.

Schedule A

Quiet Light Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 and 2008

	2009	2008
Total Member's Capital	$ 46,307,087	$ 46,424,717
Unallowable Assets	(2,574,073)	(1,906,729)
Commodity Futures Contracts Proprietary Capital Charges	(338,343)	(72,012)
Haircuts Required	(679,663)	(148,330)
Net Capital	$ 42,715,008	$ 44,297,646
Minimum Net Capital Requirement	100,000	1,223,313
Excess Net Capital	$ 42,615,008	$ 43,074,333

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

The accompanying notes are an integral part of these financial statements.

Schedule B

Quiet Light Securities, LLC
Statement Regarding Rule 15c3-3
December 31, 2009 and 2008

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The accompanying notes are an integral part of these financial statements.

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ▪ COUNTRYSIDE, ILLINOIS 60525

February 3, 2010

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Quiet Light Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Quiet Light Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Quiet Light Securities, LLC's management is responsible for the Quiet Light Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the Form X-17A-5 for the second, third and fourth quarters of the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation (Continued)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.
Certified Public Accountants

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Quiet Light Securities
141 W. Jackson Blvd
Suite 2020A
Chicago, IL 60604

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ian Jassing 312-296-7256

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( )

_____ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 150.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quiet Light Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 26 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,198,200
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(5,198,200)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 • COUNTRYSIDE, ILLINOIS 60525
TEL (708)482-3000 • FAX (708)482-4010 • E-MAIL CPA@PETERSHANNONCO.COM
Members of American Institute of Certified Public Accountants and Illinois Society of Certified Public Accountants

February 3, 2010

Mr. John Halston
Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Communication with Those Charged with Governance under SAS No. 114

Gentlemen:

We have audited the financial statements of Quiet Light Securities, LLC for the year ended December 31, 2009, and have issued our report thereon dated February 3, 2010. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated October 1, 2009. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Quiet Light Securities, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2009. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

The disclosure of Guarantees in Note 19 to the financial statements is significant to financial statement users.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 3, 2010.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Deficiencies in the Design of Controls

Based upon the testwork performed over internal controls of cash receipts, cash disbursements, payroll, and journal entries, it is the auditor's opinion that various improvements need to be made to the design of internal controls at Quiet Light Securities, LLC.

Inadequate Segregation of Duties – Cash Disbursements Process

Based upon discussion with the client and procedures performed over cash disbursements, it appears that Connie Saliba, the accounting clerk, receives the bank statement, and is responsible for processing invoices and payments, as well as preparing the cash reconciliation. There is a lack of segregation of duties noted in this process. The same person should not receive the bank statement, process disbursements, and reconcile cash.

Recommendation: The auditor's recommendation is to have a copy of the bank statements sent directly to John Halston, and to have John review these monthly before giving them to Connie. In addition, Ian Jansing should approve all disbursements before they are paid out by the bank. Using this approach, it will be unnecessary to hire an additional accounts payable clerk, and will ensure appropriate review and approval over bank reconciliations.

Inadequate Segregation of Duties – Payroll

Although the payroll is performed by an outside payroll service, all payroll is processed and reconciled by Connie Saliba.

Recommendation: The auditor's recommendation is to have John Halston review the payroll reports received from Intuit on a periodic basis to ensure that the correct payroll information is being entered into the system and communicated to Intuit.

Inadequate Documentation of the Company's Internal Control

Currently, there is no written documentation outlining the Company's internal control procedures. Documentation of internal controls may help to train new personnel, as well as to ascertain whether the controls are operating effectively.

Recommendation: The auditor's recommendation is to document the Company's internal control procedures and policies related to cash receipts, cash disbursements, payroll, and journal entries.

Inadequate Supporting Documentation - Payroll

Currently, employees are not required to fill out I-9 forms or W-4's.

Recommendation: The auditor's recommendation is to require employees to complete I-9 and W-4 forms, as well as to provide the appropriate identification.

This information is intended solely for the use of management of Quiet Light Securities, LLC and is not intended to be and should not be used by anyone other than this specified party.

Peter Shannon & Co.

Certified Public Accountants